Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-119338

[LOGO]   DEARBORN CAPITAL
         MANAGEMENT, L.L.C.                                       March 16, 2005

      SUPPLEMENT DATED MARCH 16, 2005 TO PROSPECTUS DATED DECEMBER 1, 2004


Dear Investor(s):


               GRANT PARK FUTURES FUND FEBRUARY PERFORMANCE UPDATE

                                                                      2005        % of
FUND                                                   FEBRUARY        YTD        FUND       TOTAL NAV         NAV/UNIT
GRANT PARK FUTURES FUND CLASS A UNITS                   3.42%         -2.75%                   $ 68M          $1,073.233
GRANT PARK FUTURES FUND CLASS B UNITS                   3.34%         -2.90%                   $224M          $  957.569

TRADING ADVISORS
    Rabar Market Research (Div)                         6.58%         -2.14%       22%
    EMC Capital Management (Classic)                    7.70%          1.71%       21%
    Eckhardt Trading (Global)                           0.83%         -3.27%        7%
    Graham Capital Management (GDP)                    -1.59%         -7.81%       21%
    Winton Capital Management (Div)                     4.99%         -0.55%       19%
    Saxon Investment Corp (Div)                        -1.45%         -5.37%       10%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

February was profitable for the Grant Park Futures Fund. Profits were primarily concentrated in the stock indices and agricultural/softs sectors, with additional profits in the metals and currency sectors as noted below:

STOCK INDICES
Long positions in global stock indices benefited as strong gains in oil and mining stocks dominated index returns. Long positions in the Japanese Nikkei and the London FTSE were particularly profitable. The Nikkei rallied sharply amid signs that Japan's economy is expanding after three quarters of contraction. Retail sales for January were reported at their highest level in six years. The FTSE rallied after the National Building Society reported U.K. housing prices rose at the fastest monthly pace in three months.

AGRICULTURALS/SOFTS
Net long positions in the grain markets also proved profitable as prices rose amidst forecasts of a continued hot and dry weather pattern across Brazil's primary growing regions, which would harm crop yields. Additionally, at month's end the USDA reported a stronger than expected export number which further contributed to higher prices. Soybeans and soybean oil led the rally, increasing more than 17% for the month. Long positions in coffee were also profitable. Prices rose as global consumption was expected to exceed production this year. Weather-related worries contributed to the rise as well, most notably the previously mentioned dry spell in Brazil.





       555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450
                       312.756.4452 fax   800.217.7955
    Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

METALS
Copper prices rose to a 16-year high, benefiting the Fund's long positions. Prices rose as global inventory levels dropped, and upon the expectation that China, already the world's largest copper consumer, will see an 8% increase in demand in 2005. The weaker U.S. dollar also had an impact on the market as well, as dollar-denominated copper became cheaper for foreign buyers.

CURRENCIES
The continued weakness in the U.S. dollar also benefited the Fund's currency positions, with the most notable winning positions in the sector being long the "commodity" currencies including the Mexican Peso, Australian Dollar and New Zealand Dollar.

Losses were largely attributed to the fixed income sector, while the energy sector was virtually flat. Short-term interest rate positions were profitable, while long term rate positions experienced significant losses creating net losses for the fixed income sector as a whole. The yield curve in the U.S. finally steepened after Alan Greenspan's testimony before Congress about the "conundrum" posed by the decline in forward rates, generating losses for the Fund's long positions in both the 30-year and 10-year bond. Additional losses were incurred in long European interest rate futures, which declined as a series of reports suggested that the euro-zone economies were beginning to strengthen.

Please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.


Sincerely,

/s/ David Kavanagh
David Kavanagh
President

Enclosures




              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                          OFFERING BY PROSPECTUS ONLY

 DAILY FUND PERFORMANCE IS AVAILABLE ON OUR WEBSITE AT WWW.DEARBORNCAPITAL.COM
    ALONG WITH WEEKLY COMMENTARY. PLEASE E-MAIL FUNDS@DEARBORNCAPITAL.COM TO REQUEST ACCESS. WEEKLY PERFORMANCE INFORMATION IS ALSO AVAILABLE ON OUR
      PERFORMANCE HOTLINE AT (312)788-2272 OR (866) 516-1574 (TOLL FREE).


       555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450
                       312.756.4452 fax   800.217.7955
    Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

                     GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                FEBRUARY 28, 2005
STATEMENT OF INCOME
-------------------

                                               MONTH            YEAR TO DATE           MONTH            YEAR TO DATE
                                         (A UNITS) IN US $   (A UNITS) IN US $   (B UNITS) IN US $   (B UNITS) IN US $

TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)                266,954           (2,425,722)           869,970             (7,620,539)
Change in Unrealized Income (Loss)          2,406,067            1,154,858          7,841,071              3,895,777
Brokerage Commissions                         (53,895)            (105,262)          (175,638)              (337,609)
Exchange, Clearing Fees and NFA charges          (798)              (1,691)            (2,599)                (5,416)
Other Trading Costs                           (26,738)             (61,265)           (87,135)              (196,004)
Change in Accrued Commissions                  (5,895)              (4,397)           (19,219)               (14,494)
                                           ----------         ------------        -----------          -------------
NET TRADING INCOME (LOSS)                   2,585,695           (1,443,479)         8,426,450             (4,278,285)
                                           ----------         ------------        -----------          -------------
OTHER INCOME:
-------------
Interest, U.S. Obligations                     51,012              110,251            166,243                353,036
Interest, Other                                67,289              124,278            219,287                398,983
                                           ----------         ------------        -----------          -------------
TOTAL INCOME (LOSS)                         2,703,996           (1,208,950)         8,811,980             (3,526,266)
                                           ----------         ------------        -----------          -------------
EXPENSES:
---------
Incentive Fees to Trading Managers             11,204               11,204             36,511                 36,511
Administrative Fees                            20,377               40,278             66,405                129,156
O&O Expenses                                   11,644               23,016            170,755                332,115
Brokerage Expenses                            363,867              719,239          1,233,227              2,398,603
Illinois Replacement Tax                            0                    0                  0                      0
                                           ----------         ------------        -----------          -------------
TOTAL EXPENSES                                407,092              793,737          1,506,898              2,896,385
                                           ----------         ------------        -----------          -------------
NET INCOME (LOSS)                           2,296,904           (2,002,687)         7,305,082             (6,422,651)
                                           ==========         ============        ===========          =============
STATEMENT OF CHANGES IN NET ASSET VALUE:
----------------------------------------
Beginning Balance                          66,913,412           69,683,894        212,370,959            219,970,138
Additions                                     218,010            2,644,020          6,401,951             13,807,782
Net Income (Loss)                           2,296,904           (2,002,687)         7,305,082             (6,422,651)
Redemptions                                (1,611,692)          (2,508,593)        (1,998,019)            (3,275,296)
                                           ----------         ------------        -----------          -------------
BALANCE AT FEBRUARY 28, 2005               67,816,634           67,816,634        224,079,973            224,079,973
                                           ----------         ------------        -----------          -------------
Total Units Held at End of The Period                         63,189.10424                             234,009.28874
Net Asset Value Per Unit                                         1,073.233                                   957.569
Rate of Return                                   3.42%               -2.75%              3.34%                 -2.90%


                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh
                               ------------------
                            DAVID KAVANAGH, PRESIDENT

                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP